Nintendo®

January 24, 2008

Nintendo Co., Ltd.
11-1 Kamitoba hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan

Notice of Financial Forecast Modifications

Based on recent business performance, Nintendo Co., Ltd. (the "Company") hereby modifies its financial forecast for the fiscal year ending March 31, 2008 (April 1, 2007 - March 31, 2008) as set forth in the "Consolidated Financial Statements" dated October 25, 2007 as follows.

1. Financial forecast modifications for the year ending March 31, 2008 (April 1, 2007 - March 31, 2008)

million yen, %

	Net sales	Operating income	Income before income taxes and extraordinary items	Net income
Previous forecast (A) announced on October 25, 2007	1,550,000	420,000	460,000	275,000
Modified forecast (B)	1,630,000	460,000	460,000	275,000
Net increase/decrease (B-A)	80,000	40,000	-	-
Net increase/decrease percentage	5.2	9.5	-	-
Year ended March 31, 2007	966,534	226,024	288,839	

2. Reason for modification

Sales forecast is revised due to robust sales of both "Nintendo DS" (a handheld gaming device) and "Wii" (a home gaming console). Considering recent trends in foreign exchanges, exchange rates assumed for the fiscal year ending March 31, 2008 are changed at the rate of 115 yen to 110 yen per U.S. dollar and 160 yen to 155 yen per euro. Accordingly, net sales and operating income for the fiscal year ending March 31, 2008 are expected to increase beyond the previous forecasts.

※ Note with respect to financial forecast

Forecasts announced by the Company referred to above were prepared based on management's assumptions with information available at this time and therefore involve known and unknown risks and uncertainties. Please note such risks and uncertainties may cause the actual results to be materially different from the forecasts (earnings forecast, dividend forecast, and other forecasts).

dw 1/31

January 24, 2008

Nintendo Co., Ltd.
11-1 Kamitoba hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan

Notice of Year-end Dividend Forecast Modification

Nintendo Co., Ltd. (the "Company") hereby modifies its year-end dividend forecast for the fiscal year ending March 31, 2008 (April 1, 2007 - March 31, 2008) based on "Notice of Financial Forecast Modifications" announced today as follows.

1. Reason for modification

It is the Company's basic profit distribution policy to determine the level of direct profit returns to our shareholders by evaluating profit levels in each fiscal period. For the fiscal year ending March 31, 2008, the annual dividend per share will be established at the higher of the amount calculated by dividing 33% of consolidated operating income by the total number of outstanding shares, excluding treasury stock, as of March 31, 2008 rounded up to the 10 yen digit, or the amount calculated based on the 50% consolidated net income standard rounded up to the 10 yen digit.

Based on this policy, if actual financial results are in line with our modified forecasts, the former alternative (dividing 33% of consolidated operating income by the total number of outstanding shares, excluding treasury stock, as of March 31, 2008 rounded up to the 10 yen digit) will be adopted, following the projected amount of consolidated operating income to reach 460 billion yen. As a result, the annual dividend per share for the fiscal year ending March 31, 2008 is expected to be 1,190 yen (interim: 140 yen, year-end: 1,050 yen).

Although financial results for the fiscal year ending March 31, 2008 are yet to be finalized, this modification has been made to provide a more accurate dividend forecast.

2. Year-end dividend forecast modification for the year ending March 31, 2008

yen

	Dividend per share		
	Interim	Year-end	Annual
Previous forecast announced on October 25, 2007		950.00	1,090.00
Modified forecast		1,050.00	1,190.00
Six months ended September 30, 2007	140.00		
Year ended March 31, 2007	70.00	620.00	690.00

※ Note with respect to financial forecast

Forecasts announced by the Company referred to above were prepared based on management's assumptions with information available at this time and therefore involve known and unknown risks and uncertainties. Please note such risks and uncertainties may cause the actual results to be materially different from the forecasts (earnings forecast, dividend forecast, and other forecasts).

82-2544

Nintendo Co., Ltd.

Financial Results Briefing for the Nine-Month Period Ended December 2007

(Briefing Date: 2008/1/25)

Supplementary Information

[Note]

Forecasts announced by Nintendo Co., Ltd. herein are prepared based on management's assumptions with information available at this time and therefore involve known and unknown risks and uncertainties. Please note such risks and uncertainties may cause the actual results to be materially different from the forecasts (earnings forecast, dividend forecast and other forecasts).

Consolidated Statements of Income Transition

million yen

	FY3/2004 Apr.-Dec.'03	FY3/2005 Apr.-Dec.'04	FY3/2006 Apr.-Dec.'05	FY3/2007 Apr.-Dec.'06	FY3/2008 Apr.-Dec.'07
Net sales	439,589	419,373	412,339	712,589	1,316,434
Cost of sales	257,524	232,495	237,322	411,862	761,944
Gross margin	182,064	186,877	175,017	300,727	554,489
(Gross margin ratio)	(41.4%)	(44.6%)	(42.4%)	(42.2%)	(42.1%)
Selling, general, and administrative expenses	79,436	83,771	92,233	133,093	160,453
Operating income	102,627	103,106	82,783	167,633	394,036
(Operating income ratio)	(23.3%)	(24.6%)	(20.1%)	(23.5%)	(29.9%)
Other income	8,837	15,229	64,268	53,793	37,789
(of which foreign exchange gains)	(-)	(4,778)	(45,226)	(26,069)	(143)
Other expenses	59,175	2,976	357	714	995
(of which foreign exchange losses)	(58,805)	(-)	(-)	(-)	(-)
Income before income taxes and extraordinary items	52,289	115,359	146,694	220,713	430,830
(Income before income taxes and extraordinary items ratio)	(11.9%)	(27.5%)	(35.6%)	(31.0%)	(32.7%)
Extraordinary gains	2,229	1,433	6,888	1,047	3,830
Extraordinary losses	95	1,865	255	27	2,135
Income before income taxes and minority interests	54,423	114,927	153,327	221,734	432,525
Income taxes	19,782	47,260	61,176	89,847	173,679
Minority interests	94	-91	-34	-29	-83
Net income	34,545	67,757	92,185	131,916	258,929
(Net income ratio)	(7.9%)	(16.2%)	(22.4%)	(18.5%)	(19.7%)

Quarterly Consolidated Statements of Income Transition

million yen

	FY3/2007				FY3/2008			
	1Q	2Q	3Q	Total	1Q	2Q	3Q	Total
Net sales	130,919	167,897	413,772	712,589	340,439	354,363	621,631	1,316,434
Cost of sales	67,876	95,097	248,887	411,862	201,336	211,712	348,896	761,944
Gross margin	63,043	72,799	164,884	300,727	139,103	142,651	272,734	554,489
(Gross margin ratio)	(48.2%)	(43.4%)	(39.8%)	(42.2%)	(40.9%)	(40.3%)	(43.9%)	(42.1%)
Selling, general, and administrative expenses	34,241	34,489	64,362	133,093	48,471	44,497	67,483	160,453
Operating income	28,802	38,309	100,521	167,633	90,631	98,153	205,251	394,036
(Operating income ratio)	(22.0%)	(22.8%)	(24.3%)	(23.5%)	(26.6%)	(27.7%)	(33.0%)	(29.9%)
Other income	7,708	20,249	25,835	53,793	41,144	-13,885	10,530	37,789
(of which foreign exchange gains)	(-)	(10,057)	(16,011)	(26,069)	(29,032)	(-26,882)	(-2,006)	(143)
Other expenses	3,840	-3,446	320	714	326	340	328	995
(of which foreign exchange losses)	(3,462)	(-3,462)	(-)	(-)	(-)	(-)	(-)	(-)
Income before income taxes and extraordinary items	32,670	62,006	126,036	220,713	131,449	83,926	215,454	430,830
(Income before income taxes and extraordinary items ratio)	(25.0%)	(36.9%)	(30.5%)	(31.0%)	(38.6%)	(23.7%)	(34.7%)	(32.7%)
Extraordinary gains	6	246	794	1,047	649	3,236	-55	3,830
Extraordinary losses	123	-122	26	27	15	1,608	512	2,135
Income before income taxes and minority interests	32,553	62,375	126,804	221,734	132,084	85,555	214,886	432,525
Income taxes	17,012	23,589	49,244	89,847	51,898	33,395	88,385	173,679
Minority interests	-10	-8	-11	-29	-66	-10	-6	-83
Net income	15,551	38,793	77,571	131,916	80,251	52,169	126,507	258,929
(Net income ratio)	(11.9%)	(23.1%)	(18.7%)	(18.5%)	(23.6%)	(14.7%)	(20.4%)	(19.7%)

Consolidated Sales Units of "Nintendo DS" (FY3/2008)

1. Hardware

units in ten thousands


600
500
400
300
200
100
0

	1Q	2Q	3Q
Japan	208	160	195
The Americas	239	192	412
Other	250	285	507

2. Software

units in ten thousands


3,500
3,000
2,500
2,000
1,500
1,000
500
0

	1Q	2Q	3Q
Japan	979	1,023	1,333
The Americas	1,129	1,311	2,674
Other	1,318	1,791	3,132

Consolidated Sales Units of "Wii" (FY3/2008)

1. Hardware

units in ten thousands


400
350
300
250
200
150
100
50
0
1Q
2Q
3Q

	1Q	2Q	3Q
Japan	95	72	132
The Americas	144	165	339
Other	104	154	226

2. Software

units in ten thousands


3,000
2,500
2,000
1,500
1,000
500
0
1Q
2Q
3Q

	1Q	2Q	3Q
Japan	278	299	493
The Americas	870	1,030	2,741
Other	450	770	1,503

Million-Seller Titles of NINTENDO Products

FY3/2008

units in ten thousands

	FY3/2008(4/07 ~ 12/07)			Life-to-date
	Total	of which		Total
		Japan	Overseas	
Nintendo DS				
Pokémon Diamond/Pearl	**896**	31	865	**1,417**
Brain Age 2: More Training in Minutes a Day	**554**	62	491	**984**
Nintendogs	**419**	21	398	**1,779**
Brain Age: Train Your Brain in Minutes a Day	**401**	40	362	**1,171**
The Legend of Zelda: Phantom Hourglass	**382**	91	290	**382**
New Super Mario Bros.	**364**	73	291	**1,314**
Mario Party DS	**267**	162	105	**267**
Mario Kart DS	**264**	71	193	**967**
Flash Focus: Vision Training in Minutes a Day	**211**	98	113	**211**
Animal Crossing: Wild World	**171**	49	122	**920**
Pokémon Mystery Dungeon: Explorers of Time/ Darkness	**154**	153	0	**154**
Big Brain Academy	**119**	12	107	**461**
Pokémon Ranger	**110**	1	109	**261**
Super Mario 64 DS	**104**	7	96	**578**
Wii				
Wii Sports	**1,258**	127	1,131	**1,785**
Wii Play (Wii Remote bundled)	**661**	101	560	**923**
Super Mario Galaxy	**519**	84	435	**519**
Mario Party 8	**435**	118	317	**435**
Super Paper Mario	**216**	50	166	**216**
Big Brain Academy: Wii Degree	**200**	38	162	**200**
Mario Strikers Charged	**165**	24	141	**165**
Metroid Prime 3 Corruption	**114**	-	114	**114**
Link's Crossbow Training (packaged with Wii Zapper)	**107**	-	107	**107**
Wii Fit	**105**	105	-	**105**
The Legend of Zelda: Twilight Princess	**103**	0	103	**430**

[Note] Software units include quantity bundled with hardware.

Foreign Currency Transaction Information

Consolidated Net Sales in Foreign Currencies

	FY3/2008 1Q	FY3/2008 1Q–2Q	FY3/2008 1Q–3Q	FY3/2007 Full Year
U.S. Dollar	1 billion	2 billion	4 billion	2.8 billion
Euro	0.6 billion	1.5 billion	2.9 billion	1.7 billion

Non-Consolidated Purchases in U.S. Dollars

	FY3/2008 1Q	FY3/2008 1Q–2Q	FY3/2008 1Q–3Q	FY3/2007 Full Year
U.S. Dollars	0.5 billion	1 billion	1.6 billion	1.2 billion

yen

Average Exchange Rates

	FY3/2008 1Q	FY3/2008 1Q–2Q	FY3/2008 1Q–3Q	FY3/2007 Full Year
1 U.S. Dollar=	120.80	119.34	117.29	117.02
1 Euro=	162.74	162.31	162.83	150.09

million dollars/euros

Balance of Assets and Liabilities in Major Foreign Currencies without Exchange Contract (Non-Consolidated)

	FY3/2008			FY3/2007
	2007/6/30	2007/9/30	2007/12/31	2007/3/31
Cash and deposits (U.S.$)	2,203	2,592	3,391	2,940
Trade accounts receivable (U.S.$)	911	1,130	1,300	779
Trade accounts payable (U.S.$)	268	293	313	238
Cash and deposits (Euro)	501	972	1,365	693
Trade accounts receivable (Euro)	763	862	1,028	522

yen

Exchange Rates

	FY3/2008			FY3/2007
	2007/6/30	2007/9/30	2007/12/31	2007/3/31
1 U.S. Dollar=	123.26	115.43	114.15	118.05
1 Euro=	165.64	163.38	166.66	157.33

Launch Dates of Primary NINTENDO Products by Region (Apr.2007～Dec.2007)

Region	Category	Nintendo DS Title	Launch Date	Wii Title	Launch Date
Japan	(Hardware)				
	(Software)	Mario vs. Donkey Kong 2: March of the Minis	2007/4/12	Super Paper Mario	2007/4/19
		Flash Focus: Vision Training in Minutes a Day	2007/5/31	Big Brain Academy: Wii Degree	2007/4/26
		The Legend of Zelda: Phantom Hourglass	2007/6/23	Donkey Kong: Barrel Blast	2007/6/28
		Ganbaru Watashi no Kakei Diary	2007/7/12	Mario Party 8	2007/7/26
		Face Training de Hyojoyutaka ni Inshoappu Otona no DS Face Training	2007/8/2	Endless Ocean	2007/8/2
		DK: Jungle Climber	2007/8/9	Mario Strikers Charged	2007/9/20
		Pokémon Mystery Dungeon: Explorers of Time	2007/9/13	Super Mario Galaxy	2007/11/1
		Pokémon Mystery Dungeon: Explorers of Darkness	2007/9/13	Mario & Sonic at the Olympic Games	2007/11/22
		DS Bungaku Zenshu	2007/10/18	Wii Fit	2007/12/1
		Mario Party DS	2007/11/8		
The United States	(Hardware)				
	(Software)	Pokémon Diamond	2007/4/22	Super Paper Mario	2007/4/9
		Pokémon Pearl	2007/4/22	Mario Party 8	2007/5/29
		Brain Age 2: More Training in Minutes a Day	2007/8/20	Big Brain Academy: Wii Degree	2007/6/11
		DK: Jungle Climber	2007/9/10	Pokémon Battle Revolution	2007/6/25
		The Legend of Zelda: Phantom Hourglass	2007/10/1	Mario Strikers Charged	2007/7/30
		Flash Focus: Vision Training in Minutes a Day	2007/10/15	Metroid Prime 3 Corruption	2007/8/27
		Mario Party DS	2007/11/19	Donkey Kong Barrel Blast	2007/10/8
		Master of Illusion	2007/11/26	Super Mario Galaxy	2007/11/12
				Link's Crossbow Training (packaged with Wii Zapper)	2007/11/19
Europe	(Hardware)				
	(Software)	Pokémon Ranger	2007/4/13	Mario Strikers Charged Football	2007/5/25
		Diddy Kong Racing DS	2007/4/20	Mario Party 8	2007/6/22
		Wario: Master of Disguise	2007/6/1	Big Brain Academy for Wii	2007/7/20
		Kirby Mouse Attack	2007/6/22	Super Paper Mario	2007/9/14
		More Brain Training from Dr.Kawashima: How Old Is Your Brain?	2007/6/29	Metroid Prime 3 Corruption	2007/10/26
		Pokémon Diamond	2007/7/27	Endless Ocean	2007/11/9
		Pokémon Pearl	2007/7/27	Super Mario Galaxy	2007/11/16
		Donkey Kong Jungle Climber	2007/10/12	Link's Crossbow Training (packaged with Wii Zapper)	2007/12/7
		The Legend of Zelda: Phantom Hourglass	2007/10/19	Pokémon Battle Revolution	2007/12/7
		Practice English!	2007/10/26		
		Mario Party DS	2007/11/23		
		Sight Training: Enjoy Exercising And Relaxing Your Eyes	2007/11/23		

Notes: Launch dates may be different within the United States and Europe regions depending on territories or countries.

Launch Schedule of Primary NINTENDO Products by Region (Jan. 2008～)

		Nintendo DS		Wii	
Region	Category	Title	Launch Date	Title	Launch Date
Japan	(Hardware)				
	(Software)	Mario & Sonic at the Olympic Games	2008/1/17	Super Smash Bros. Brawl	2008/1/31
		SOMA BRINGER	2008/2/28	Metroid Prime 3 Corruption	2008/3/6
		DS Bimoji Training	2008/3/13	Minna no Joshikiryoku TV	2008/3/6
		Eternal Chronicle (Temp.)	2008	Mario Kart Wii	2008Spring
		Fire Emblem (Temp.)	2008	Wii Music (Temp.)	2008
		Advance Wars: Days of Ruin	2008	Super Mario Stadium Family Baseball	2008
		Hoshi no Kirby Ultra Super Deluxe (Temp.)	2008	Disaster: Day of Crisis	2008
				Animal Crossing (Temp.)	2008
				Battalion Wars 2	2008
				Kirby (Temp.)	2008
The United States	(Hardware)				
	(Software)	Advance Wars: Days of Ruin	2008/1/21	Endless Ocean	2008/1/21
		Crosswords DS	2008/5/5	Super Smash Bros. Brawl	2008/3/9
		Pokémon Mystery Dungeon: Explorers of Time	2008/2Q	Mario Kart Wii	2008Spring
		Pokémon Mystery Dungeon: Explorers of Darkness	2008/2Q	Wii Fit	2008/2Q
Europe	(Hardware)				
	(Software)	Advance Wars: Dark Conflict	2008/1/25	Wii Chess	2008/1/18
		Magic Taizen (Temp.)	2008/3/14	Donkey Kong Jet Race	2008/1/25
		DS Novel (Temp.)	2008Winter	Battalion Wars 2	2008/2/15
				Mario Kart Wii	2008/2Q
				Wii Fit (Temp.)	2008
				Super Smash Bros. Brawl	2008

Notes: Launch dates and titles etc. are subject to change.

Launch dates may be different within the United States and Europe regions depending on territories or countries.

Upcoming Third-Party Software Lineup (extracts)

Nintendo DS Title	Third-Party Publisher	Launch Date	Wii Title	Third-Party Publisher	Launch Date
<Japan>			**<Japan>**		
NARUTO shippuuden Dairansen! Kagebunsinemaki	TOMY	2008/2/14	FAMILY SKI	NAMCO BANDAI Games	2008/1/31
Etrian Odyssey2	ATLUS	2008/2/21	MAJOR Wii Nagero! Gyroball!!	TOMY	2008/2/7
HARVEST MOON DS 3	Marvelous Entertainment	2008/2/21	Medal of Honor HEROES 2	ELECTRONIC ARTS	2008/2/14
Sim City DS2	ELECTRONIC ARTS	2008/3/19	Winning Eleven PLAY MAKER 2008	Konami Digital Entertainment	2008/2/21
Dramatic Dungeon SAKURA TAISEN ～kimi-arugatame～	SEGA	2008/3/19	Nobunaga's Ambition: Rise to Power with Power-up Kit	KOEI	2008/3/6
NINJA GAIDEN Dragon Sword	TECMO	2008/3/20	FAMILY JOCKEY	NAMCO BANDAI Games	2008/3/6
DERBY STALLION DS	ENTERBRAIN	2008/3/27	Spider Man 3	Activision	2008/3/19
MOBILE SUIT GUNDAM 00	NAMCO BANDAI Games	2008/3/27	THE HOUSE OF THE DEAD 2&3 RETURN	SEGA	2008/3/19
Kantan! Tanoshii! Okashi-nabiDS	KOEI	2008/3	FAMILY STADIUM	NAMCO BANDAI Games	2008/3/27
<Overseas>～North America～			**<Overseas>～North America～**		
Apollo Justice: Ace Attorney	Capcom	2008/2/12	No More Heroes™	Ubisoft	2008/1
Zoo Tycoon II	THQ	2008/2/19	The Masked Queen and the Tower of Mirrors	Square Enix	2008/2/26
Assassin's Creed Altair's Chronicles™	Ubisoft	2008/2	Bully: Scholarship Edition	Take-Two Interactive	2008/3/4
Disney Friends	Disney Interactive Studios	2008/3/4	Major League Baseball® 2K8	Take-Two Interactive	2008/3/4
Pro Evolution Soccer	Konami	2008/3/11	Okami	Capcom	2008/3/25
Final Fantasy Crystal Chronicles: Rings of Fate	Square Enix	2008/3/11	Alone in the Dark	Atari	2008/3
Harvest Moon DS Cute	Natsume Inc.	2008/3/25	Ninja Reflex	Electronic Arts	2008/3
Ninja Gaiden Dragon Sword	Tecmo, Inc.	2008/3/25	Obscure: The Aftermath	Ignition Entertainment	2008/3
Ninja Reflex	Electronic Arts	2008/3	Sega Superstar Tennis	Sega	2008/3
Myst	Empire Interactive	2008/3	Pro Evolution Soccer	Konami	2008/4
Sega Superstars Tennis	Sega	2008/3	Speed Racer	Warner Bros. Games	2008/5/6
Speed Racer	Warner Bros. Games	2008/5/6	The Chronicles of Narnia: Prince Caspian	Disney Interactive Studios	2008/5/13
Kung Fu Panda	Activision	2008Spring	Kung Fu Panda	Activision	2008Spring
Top Spin 3	Take-Two Interactive	2008Spring	Star Wars: The Force Unleashed	LucasArts	2008Summer
Star Wars: The Force Unleashed	LucasArts	2008Summer	Harvest Moon: Tree of Tranquility	Natsume Inc.	2008/3Q

Notes: Launch dates and titles etc. are subject to change.
Launch dates may be different depending on territories.

URL Reference

The URLs listed below include information such as earnings releases and other information which helps you to understand the Company's view and directions.

■IR information

http://www.nintendo.co.jp/ir/en/index.html

◆IR events http://www.nintendo.co.jp/ir/en/library/events/index.html

- ・Corporate Management Policy Briefing / Financial Results Briefing (for the Six Months Ended September 2007) (2007/10/26)
- ・Financial Results Briefing (for the Fiscal Year Ended March 2007) (2007/4/27)
- ・Corporate Management Policy Briefing (2006/6/7)

■Other information

- ・Nintendo Conference Fall 2007 (2007/10/10)
  http://www.nintendo.co.jp/n10/conference2007fall/e/index.html
- ・President's speech at Foreign Correspondents' Club of Japan (2006/12/7)
  http://www.nintendo.co.jp/n10/061207/en/index.html
- ・Iwata asks
  http://wii.nintendo.com/iwataasks.jsp

*Availability may change without notice.

CONSOLIDATED FINANCIAL HIGHLIGHTS

FASF MEMBERSHIP

January 24, 2008

Nintendo®

Nintendo Co., Ltd.
11-1 Kamitoba hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan

Consolidated Results for the Nine Months Ended December 2006 and 2007, and Year Ended March 2007

(1) Consolidated operating results

(Amounts below one million are rounded down)

	Net sales		Operating income		Income before income taxes and extraordinary items		Net income	
	million yen	%	million yen	%	million yen	%	million yen	%
Nine months ended Dec. 31, '07	1,316,434	84.7	394,036	135.1	430,830	95.2	258,929	96.3
Nine months ended Dec. 31, '06	712,589	72.8	167,633	102.5	220,713	50.5	131,916	43.1
Year ended Mar. 31, '07	966,534	-	226,024	-	288,839	-	174,290	-

	Net income per share
	yen
Nine months ended Dec. 31, '07	2,024.51
Nine months ended Dec. 31, '06	1,031.32
Year ended Mar. 31, '07	1,362.61

[Note] Percentages for net sales, operating income etc. show increase (decrease) from previous year's third quarter.

(2) Consolidated financial position

	Total assets	Net assets	Capital adequacy ratio	Net assets per share
	million yen	million yen	%	yen
As of Dec. 31, '07	1,849,104	1,260,065	68.1	9,851.79
As of Dec. 31, '06	1,486,890	1,060,290	71.3	8,288.47
As of Mar. 31, '07	1,575,597	1,102,018	69.9	8,614.97

(3) Consolidated cash flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents - Ending
	million yen	million yen	million yen	million yen
Nine months ended Dec. 31, '07	157,597	258,875	(96,309)	1,026,396
Nine months ended Dec. 31, '06	115,073	54,019	(49,311)	763,523
Year ended Mar. 31, '07	274,634	(174,603)	(50,137)	688,737

Dividends

	Dividend per share		
	Interim	Year-end	Annual
Year ended Mar. 31, '07	yen 70.00	yen 620.00	yen 690.00
Year ending Mar. 31, '08	140.00		1,190.00
Year ending Mar. 31, '08 (forecast)		1,050.00	

Consolidated Financial Forecast for the Fiscal Year Ending March 31, 2008

	Net sales		Operating income		Income before income taxes and extraordinary items		Net income	
	million yen	%	million yen	%	million yen	%	million yen	%
Year ending Mar. 31, '08	1,630,000	68.6	460,000	103.5	460,000	59.3	275,000	57.8

	Net income per share
	yen
Year ending Mar. 31, '08	2,150.19

[Note] Percentages for net sales, operating income etc. for the year ending Mar. 31, '08 show increase (decrease) from previous year period.

Others

(1) Changes for important subsidiaries during the nine-month period ended December 31, 2007 : Not applicable

(2) Application of simplified methods for accounting procedures : Not applicable

(3) Changes in accounting procedures : Applicable
[Note] Please refer to "4. Other Information" at page 4 for details.

※ Note with respect to financial forecast

Consolidated financial forecast for the year ending March 31, 2008 is revised and forecast figures after revision are set forth above. Please refer to "Notice of Financial Forecast Modifications" and "Notice of Year-end Dividend Forecast Modification" announced today for details.

Forecasts announced by the Company referred to above were prepared based on management's assumptions with information available at this time and therefore involve known and unknown risks and uncertainties. Please note such risks and uncertainties may cause the actual results to be materially different from the forecasts (earnings forecast, dividend forecast, and other forecasts).

Net income per share is calculated by average number of shares estimated for the fiscal year ending March 31, 2008.

1. Consolidated Operating Results

During the nine-month period ended December 31, 2007, "Nintendo DS", our handheld gaming system, continued to enjoy robust sales worldwide, selling a total of 24.5 million units (64.79 million units life-to-date). DS software had favorable performance in sales as well, led by new titles of "The Legend of Zelda: Phantom Hourglass" and "Mario Party DS" as well as "Pokémon Diamond" and "Pokémon Pearl" and "Brain Age 2: More Training in Minutes a Day" which were launched overseas during this period. In addition, a number of long-term selling titles such as "Nintendogs" and "New Super Mario Bros." recorded strong sales.

In our console business, "Wii" hardware reached total sales of 14.29 million units worldwide for the first three quarters of the year and exceeded 20 million units in life-to-date sales, which is slightly over one year. "Wii" software titles, including "Wii Fit", which seeks to integrate health and entertainment under the theme of health, and newly-launched titles "Super Mario Galaxy" and "Mario Party 8" enjoyed robust sales. "Wii Sports" and "Wii Play" continued their strong sales performance as well.

As a result, net sales were 1,316.4 billion yen (up 84.7% y/y), operating income was 394 billion yen (up 135.1% y/y), income before income taxes and extraordinary items was 430.8 billion yen (up 95.2% y/y), and net income was 258.9 billion yen (up 96.3% y/y), respectively.

2. Consolidated Financial Position

During the nine-month period ended December 31, 2007, total assets increased by 273.5 billion yen compared to the previous fiscal year-end primarily due to the increase in trade accounts receivable resulting from the robust sales.

As for consolidated cash flows, net cash from operating activities increased by 157.5 billion yen. Income before income taxes and minority interests resulted in 432.5 billion yen while notes and trade accounts receivable increased and the payment for income taxes was 156.3 billion yen. Net cash from investing activities increased by 258.8 billion yen primarily due to the proceeds by sales or redemption of securities. Net cash from financing activities decreased by 96.3 billion yen primarily due to the payment of cash dividends. As a result, net cash and cash equivalents during the first three quarters ended December 31, 2007 increased by 337.6 billion yen to 1,026.3 billion yen as compared to the beginning of this reporting period.

Please note that, effective this accounting period beginning April 2007, for financial statements, Certificate of deposits shall be included in "Securities" instead of "Cash and deposits" in which the deposits were included in the previous fiscal year.

3. Consolidated Financial Forecast

Please refer to "Notice of Financial Forecast Modifications" announced today in respect of forecast revision. Exchange rates of major currencies assumed for the financial forecast are as follows: 110 yen per U.S. dollar, 155 yen per euro.

4. Other Information

(Changes in accounting procedures)

(Depreciation procedure for important depreciable assets)	Effective as of the consolidated accounting period beginning April 2007, the Company and its domestic subsidiaries have changed their depreciation procedure based on an amendment in corporation tax law (partial amendment in income tax law No. 6 dated March 30, 2007 and partial amendment in income tax law enforcement order No. 83 dated March 30, 2007) for the tangible assets, excluding certain furniture and fixtures, acquired on and after April 1, 2007. The impact on earnings is minor.
(Addtional information)	As for tangible assets, excluding certain furniture and fixtures, acquired on and before March 31, 2007, differences between 5% equivalent of acquisition price and memorandum value are equally depreciated over 5 years from the year after tangible assets are thoroughly depreciated to the limits of depreciable amount. The impact on earnings is minor.

5. Summary of Consolidated Balance Sheets

million yen, %

Description	As of March 31, 2007	As of December 31, 2007	Increase (Decrease)		As of December 31, 2006
	Amount	Amount	Amount	%	Amount
(Assets)					
I Current assets					
Cash and deposits	962,197	898,581	(63,615)		866,585
Notes and trade accounts receivable	89,666	304,899	215,233		190,321
Securities	115,971	276,085	160,113		67,886
Inventories	88,609	69,731	(18,878)		47,981
Other current assets	140,114	130,728	(9,386)		140,421
Allowance for doubtful accounts	(1,886)	(2,829)	(942)		(2,258)
Total current assets	**1,394,673**	**1,677,197**	**282,524**	**20.3**	**1,310,938**
II Fixed assets					
Total fixed assets	**180,924**	**171,906**	**(9,017)**	**(5.0)**	**175,952**
Total assets	**1,575,597**	**1,849,104**	**273,507**	**17.4**	**1,486,890**
(Liabilities)					
I Current liabilities					
Notes and trade accounts payable	301,080	345,606	44,526		263,893
Accrued income taxes	90,013	104,219	14,206		62,394
Other current liabilities	77,342	133,767	56,424		95,175
Total current liabilities	**468,436**	**583,593**	**115,156**	**24.6**	**421,462**
II Non-current liabilities					
Total non-current liabilities	**5,142**	**5,445**	**303**	**5.9**	**5,137**
Total liabilities	**473,578**	**589,039**	**115,460**	**24.4**	**426,599**
(Net assets)					
I Owners' equity					
Common stock	10,065	10,065	-		10,065
Additional paid-in capital	11,586	11,615	29		11,586
Retained earnings	1,220,293	1,382,017	161,724		1,177,919
Treasury stock, at cost	(155,396)	(156,114)	(718)		(155,302)
Total owners' equity	**1,086,549**	**1,247,584**	**161,034**	**14.8**	**1,044,268**
II Valuation and translation adjustments					
Unrealized gains on other securities	8,898	6,636	(2,261)		8,824
Translation adjustments	6,432	5,729	(703)		7,051
Total valuation and translation adjustments	**15,331**	**12,366**	**(2,964)**	**(19.3)**	**15,875**
III Minority interests	**138**	**115**	**(23)**	**(17.1)**	**146**
Total net assets	**1,102,018**	**1,260,065**	**158,046**	**14.3**	**1,060,290**
Total liabilities and net assets	**1,575,597**	**1,849,104**	**273,507**	**17.4**	**1,486,890**

6. Summary of Consolidated Statements of Income

million yen, %

Description	Nine months ended Decmeber 31, 2006	Nine months ended December 31, 2007	Increase (Decrease)		Year ended March 31, 2007
	Amount	Amount	Amount	%	Amount
I Net sales	712,589	1,316,434	603,844	84.7	966,534
II Cost of sales	411,862	761,944	350,082		568,722
Gross margin	**300,727**	**554,489**	**253,762**	**84.4**	**397,812**
III Selling, general, and administrative expenses	133,093	160,453	27,359		171,787
Operating income	**167,633**	**394,036**	**226,402**	**135.1**	**226,024**
IV Other income	53,793	37,789	(16,004)		63,830
Foreign exchange gains	26,069	143	(25,925)		25,741
Other	27,724	37,646	9,921		38,088
V Other expenses	714	995	280		1,015
Income before income taxes and extraordinary items	**220,713**	**430,830**	**210,117**	**95.2**	**288,839**
VI Extraordinary gains	1,047	3,830	2,782		1,482
VII Extraordinary losses	27	2,135	2,108		720
Income before income taxes and minority interests	**221,734**	**432,525**	**210,791**	**95.1**	**289,601**
Income taxes	89,847	173,679	83,832		115,348
Minority interests	(29)	(83)	(53)		(37)
Net income	**131,916**	**258,929**	**127,012**	**96.3**	**174,290**

7. Summary of Consolidated Statements of Cash Flows

million yen

Description	Nine months ended December 31, 2006	Nine months ended December 31, 2007	Year ended March 31, 2007
	Amount	Amount	Amount
I Cash flows from operating activities			
Income before income taxes and minority interests	221,734	432,525	289,601
Foreign exchange losses (gains)	(27,807)	(14,746)	(21,375)
Decrease (increase) in notes and trade accounts receivable	(137,913)	(213,768)	(42,687)
Decrease (increase) in inventories	(15,069)	21,404	(54,669)
Increase (decrease) in notes and trade accounts payable	135,927	45,645	168,070
Other, net	18,176	11,885	(902)
Sub-total	195,045	282,945	338,037
Income taxes paid	(103,528)	(156,354)	(96,324)
Other, net	23,556	31,006	32,920
Net cash provided by (used in) operating activities	**115,073**	**157,597**	**274,634**
II Cash flows from investing activities			
Proceeds from (payment for) time deposits	91,735	13,194	(125,494)
Proceeds from sales or redemption (payment for acquisition) of securities	7,284	259,490	4,043
Proceeds from sales or redemption (payment for acquisition) of investments in securities	(39,407)	(13,117)	(45,895)
Other, net	(5,592)	(692)	(7,257)
Net cash provided by (used in) investing activities	**54,019**	**258,875**	**(174,603)**
III Cash flows from financing activities			
Cash dividends paid	(49,111)	(95,591)	(49,857)
Other, net	(200)	(718)	(280)
Net cash provided by (used in) financing activities	**(49,311)**	**(96,309)**	**(50,137)**
IV Effect of exchange rate changes on cash and cash equivalents	**26,603**	**17,496**	**21,704**
V Net increase (decrease) of cash and cash equivalents	**146,384**	**337,659**	**71,597**
VI Cash and cash equivalents - Beginning	**617,139**	**688,737**	**617,139**
VII Cash and cash equivalents - Ending	**763,523**	**1,026,396**	**688,737**

8. Others

(1) Consolidated sales information

million yen, %

Business category	Main products	Nine months ended December 31, 2006	Nine months ended December 31, 2007	Increase(Decrease)	
				Amount	%
Electronic entertainment products	Hardware total	419,151	854,164	435,012	103.8
	Software total	291,260	459,454	168,193	57.7
	Electronic entertainment products total	710,411	1,313,618	603,206	84.9
Other	Playing cards, Karuta, etc.	2,177	2,815	637	29.3
Total		712,589	1,316,434	603,844	84.7

(2) Consolidated sales units, number of new titles, and sales unit forecast

Sales units in ten thousands
Number of new titles released

			Actual Apr.-Dec. '06	Actual Apr.-Dec. '07	Life-to-date Dec. '07	Forecast Apr. '07-Mar. '08
Game Boy Advance	Hardware	Japan	9	11	1,676	
		The Americas	260	55	4,165	
		Other	104	60	2,231	
		Total	373	126	8,072	
of which Game Boy Advance SP		Japan	8	0	651	
		The Americas	211	53	2,401	
		Other	92	56	1,251	
		Total	310	110	4,302	
	Software	Japan	237	30	7,266	
		The Americas	2,350	759	21,617	
		Other	890	170	8,702	
		Total	3,477	959	37,585	1,000
	New titles	Japan	16	-	786	
		The Americas	101	27	1,019	
		Other	95	17	921	
Nintendo DS	Hardware	Japan	753	564	2,166	
		The Americas	506	844	2,018	
		Other	629	1,042	2,294	
		Total	1,888	2,450	6,479	2,950
of which Nintendo DS Lite		Japan	731	564	1,512	
		The Americas	484	844	1,485	
		Other	460	1,004	1,600	
		Total	1,675	2,412	4,597	
	Software	Japan	3,986	3,334	10,845	
		The Americas	2,872	5,114	10,916	
		Other	2,522	6,241	11,325	
		Total	9,380	14,689	33,087	17,900
	New titles	Japan	191	345	790	
		The Americas	120	239	511	
		Other	116	253	515	
Nintendo GameCube	Hardware	Japan	2	0	402	
		The Americas	56	13	1,294	
		Other	8	0	476	
		Total	66	13	2,172	
	Software	Japan	38	8	2,749	
		The Americas	1,320	218	13,830	
		Other	169	16	4,251	
		Total	1,527	242	20,831	250
	New titles	Japan	7	-	275	
		The Americas	39	3	552	
		Other	27	1	453	
Wii	Hardware	Japan	114	299	499	
		The Americas	125	647	885	
		Other	80	483	630	
		Total	319	1,429	2,013	1,850
	Software	Japan	433	1,071	1,683	
		The Americas	902	4,641	6,090	
		Other	416	2,723	3,546	
		Total	1,751	8,435	11,319	11,500
	New titles	Japan	21	84	122	
		The Americas	33	149	196	
		Other	27	117	162	

[Notes]

1 New titles-Other include new titles in the European and Australian markets.

2 Actual sales units of software include quantity bundled with hardware.

3 Software forecast figures do include quantity bundled with hardware for the results ended December 31, 2007, however, software forecast figures in and after January 2008 do not include quantity bundled with hardware.

(3) Balance of assets and liabilities in major foreign currencies without exchange contract (non-consolidated)

million U.S. dollars/euros

		Ending balance as of Dec. 31, '07	Ave. exchange rate Apr.-Dec. '07	Exchange Rate as of Dec. 31, '07	Est. exchange rate as of Mar. 31, '08
US$	Cash and deposits	3,391	US$1.00=	US$1.00=	US$1.00=
US$	Accounts receivable	1,300	¥117.29	¥114.15	¥110.00
US$	Accounts payable	313			
EUR	Cash and deposits	1,365	EUR1.00=	EUR1.00=	EUR1.00=
EUR	Accounts receivable	1,028	¥162.83	¥166.66	¥155.00

END